UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53669
CUSIP NUMBER:

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

EPOXY, INC.
Full Name of Registrant

Former Name if Applicable

2518 Anthem Village Drive, Suite 100,
Address of Principal Executive Office (Street and Number)

Henderson NV 89052
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-K for the period ended December 31, 2014 within the prescribed time period due to a situation where workload exceeds available personal.  As a result the Company's auditors will not be able to complete a review of the files by the filing deadline of March 31, 2015.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Gasparine	702	350-2449
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the fiscal year ended December 31, 2013 the Company concluded an agreement to purchase Couponz, Inc. (“Couponz”), a Company incorporated in the State of Nevada whereby we acquired 100% of the ownership of Couponz, Inc. in exchange for the issuance of  preferred stock of the Company and cash. Upon completion of the transaction, Couponz, Inc. became a wholly owned subsidiary of the Company. The business combination was accounted for as a reverse acquisition and recapitalization using accounting principles applicable to reverse acquisitions whereby the financial statements subsequent to the date of the transaction are presented as a continuation of Couponz.  Under reverse acquisition accounting Couponz (subsidiary) is treated as the accounting parent (acquirer) and the Company (parent) is treated as the accounting subsidiary (acquiree).  As a result of this transaction, the comparative figures reported in the current Form 10K for the year ended December 31, 2014 and 2013 are that of the acquired company.  The Company expects its operational results to reflect an increase in net revenues period over period, offset by a substantial increase in professional fees and general administrative expenses as well as salaries and other consulting expense, with a decrease to software development costs.  In addition during the most recently completed fiscal year the Company completed certain financing agreements to raise gross proceeds of $225,000 which amount will be offset with agent fees and other associated costs, with no comparative expenditure during the prior comparative period.  In addition, during the current period the Company renegotiated certain convertible notes and retired certain debt by the issuance of securities.  The Company expects to report a net operating loss of approximately $347,000 for the year ended December 31, 2014, as compared to a net operating loss of $118,157 in the same period ended December 31, 2013; and to report a net loss of approximately $1,948,000 for the year ended December 31, 2014, as compared to a net loss of $125,233 in the prior comparative period.

EPOXY, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2015	By:	/s/ David Gasparine
		Name:	David Gasparine
		Title:	President and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).